Filed by State Bank Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and Rule 14a-6(b)
of the Securities Exchange Act of 1934
Subject Companies: NBG Bancorp, Inc.
S Bankshares, Inc.

On October 27, 2016, State Bank Financial Corporation (“State Bank Financial”) held a conference call to discuss State Bank Financial’s results for the quarter ended September 30, 2016. The conference call contained information regarding the proposed mergers between State Bank Financial and NBG Bancorp, Inc. and State Bank Financial and S Bankshares, Inc.

Additional Information About the Mergers and Where to Find It

Proposed Merger with NBG Bancorp, Inc.

In connection with the proposed merger transaction with NBG Bancorp, Inc., State Bank Financial has filed a registration statement on Form S-4 (Registration Statement No. 333-211445) that includes a proxy statement of NBG Bancorp, Inc. and a prospectus of State Bank Financial. The SEC declared the registration statement effective on June 15, 2016. A definitive proxy statement/prospectus dated June 15, 2016 was mailed on or about June 20, 2016 to the shareholders of NBG Bancorp, Inc. The registration statement and the proxy statement/prospectus filed with the SEC related to the proposed transaction contains important information about State Bank Financial, NBG Bancorp, Inc. and the proposed transaction and related matters. WE URGE SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS BECAUSE THOSE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Security holders may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Security holders may also obtain free copies of the documents filed with the SEC by State Bank Financial at its website at https://www.statebt.com (which website is not incorporated herein by reference) or by contacting Jeremy Lucas by telephone at 404.239.8626.

State Bank Financial and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of NBG Bancorp, Inc. in connection with the proposed merger. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger are provided in the proxy statement/prospectus described above. Additional information regarding State Bank Financial’s directors and executive officers is included in State Bank Financial’s definitive proxy statement for 2016, which was filed with the SEC on April 15, 2016. You can obtain free copies of this document from State Bank Financial using the contact information above.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Proposed Merger with S Bankshares, Inc.

In connection with the proposed merger transaction with S Bankshares, Inc., State Bank Financial has filed a registration statement on Form S-4 (Registration Statement No. 333-213807) that includes a proxy statement of S Bankshares, Inc. and a prospectus of State Bank Financial. The registration statement and the proxy statement/prospectus filed with the SEC related to the proposed transaction contains important information about State Bank Financial, S Bankshares, Inc. and the proposed transaction and related matters. WE URGE SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS FILED WITH OR THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS BECAUSE

THOSE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Security holders may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. Security holders may also obtain free copies of the documents filed with the SEC by State Bank Financial at its website at https://www.statebt.com (which website is not incorporated herein by reference) or by contacting Jeremy Lucas by telephone at 404.239.8626.

State Bank Financial and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of S Bankshares, Inc. in connection with the proposed merger. Information regarding these persons who may, under the rules of the SEC, be considered participants in the solicitation of shareholders in connection with the proposed merger are provided in the proxy statement/prospectus described above. Additional information regarding State Bank Financial’s directors and executive officers is included in State Bank Financial’s definitive proxy statement for 2016, which was filed with the SEC on April 15, 2016. You can obtain free copies of this document from State Bank Financial using the contact information above.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of the words “will,” “expect,” “should,” “anticipate,” “may,” and “project,” as well as similar expressions. Examples of forward-looking statements include, among others, statements regarding our proposed mergers with NBG Bancorp, Inc. and S Bankshares, Inc., including our belief that we will receive regulatory approvals for both transactions by year-end, our standing with our regulators and our belief that, after our pending mergers close, there will be no impediments on our ability to look at future acquisitions, and other statements regarding our business. Forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions (“risk factor”) that are difficult to predict with regard to timing, extent, likelihood and degree. Therefore, actual results and outcomes may materially differ from what may be expressed or forecasted in such forward-looking statements. We undertake no obligation to update, amend or clarify forward-looking statements, whether as a result of new information, future events or otherwise. Risk factors including, without limitation, the following:

•
completion of the transactions with NBG Bancorp and S Bankshares is dependent on, among other things, receipt of regulatory approvals and S Bankshares shareholder approval, the timing of which cannot be predicted and which may not be received at all;

•	the impact of the completion of the transactions with NBG Bancorp and S Bankshares on our financial statements will be affected by the timing of the transactions;

•
the transactions may be more expensive to complete and the anticipated benefits, including anticipated cost savings and strategic gains, may be significantly harder or take longer to achieve than expected or may not be achieved in their entirety as a result of unexpected factors or events;

•
the integration of NBG Bancorp’s and S Bankshares’ business and operations into ours may be more costly than anticipated or have unanticipated adverse results related to NBG Bancorp’s, S Bankshares’ or our existing businesses;

•	our ability to achieve anticipated results from the transactions with NBG Bancorp and S Bankshares will depend on the state of the economic and financial markets going forward;

•
general economic conditions (both generally and in our markets) may be less favorable than expected, which could result in, among other things, a deterioration in credit quality, a reduction in demand for credit and a decline in real estate values;

•	a general decline in the real estate and lending markets, particularly in our market areas, could negatively affect our financial results;

•	restrictions or conditions imposed by our regulators on our operations may make it more difficult for us to achieve our goals;

•	legislative or regulatory changes, including changes in accounting standards and compliance requirements, may adversely affect us;

•	competitive pressures among depository and other financial institutions may increase significantly;

•	changes in the interest rate environment may reduce margins or the volumes or values of the loans we make or have acquired;

•	other financial institutions have greater financial resources and may be able to develop or acquire products that enable them to compete more successfully than we can;

•	our ability to attract and retain key personnel can be affected by the increased competition for experienced employees in the banking industry;

•	adverse changes may occur in the bond and equity markets;

•	war or terrorist activities may cause deterioration in the economy or cause instability in credit markets; and

•	economic, governmental or other factors may prevent the projected population, residential and commercial growth in the markets in which we operate.

In addition, risk factors include, but are not limited to, the risk factors described in Item 1A, Risk Factors, in our Annual Report on Form 10-K for the most recently ended fiscal year. These and other risk factors are representative of the risk factors that may emerge and could cause a difference between an ultimate actual outcome and a forward-looking statement.

AN EXCERPT FROM THE PORTION OF THE TRANSCRIPT OF STATE BANK FINANCIAL’S OCTOBER 27, 2016 CONFERENCE CALL DISCUSSING THE PROPOSED MERGERS WITH NBG BANCORP, INC. AND S BANKSHARES, INC. FOLLOWS:

Start of transcript excerpt:

Joseph Evans - State Bank Financial – Chairman & CEO

Before I turn the call over to Sheila, I'd like to give you some color on our pending acquisitions of National Bank of Georgia and S Bank. Particularly, as to why they're taking longer to close than we initially projected. There are a couple of things that we had in progress that we were asked to complete prior to obtaining final approval for the deals.

We didn't initially anticipate this being a prerequisite. While this added a little time to the approval process, I feel very good about where we are in this process. And remain optimistic that we can get our approvals prior to yearend. And I'm generally pleased with the way our regulators are working with us toward this end.

However, as we said in our earnings release we did ask our partners for and they agreed to a short extension just in an abundance of caution to allow for the possibility the closing could lap over into the first quarter of 2017.

With that, I'll now turn the presentation over to Sheila.

Jennifer Demba - SunTrust - Analyst
Thank you. Joe, just curious as to what the things were that you guys had in progress that you need to complete before your acquisitions can be closed? And curious as to when you think you might be looking again for deals after those deals are closed and integrated.

Joseph Evans - State Bank Financial - Chairman & CEO

Jennifer, the specifics I would say fall into category of regulatory confidentiality. But I think one thing you can infer from this given that we didn't delay very long and that I'm expressing pretty strong optimism about where we are. It probably wasn't unduly complicated and I'll just let it go at that.

I feel really good about where we are with our regulators right now. And once these deals are closed I can't envision any impediment to looking at another one.

Tyler Stafford - Stephens Inc - Analyst
Hi, Joe. I understand you don't want to speak too specifically to what you're working on for the regulators in order to close those two deals. But can you tell us if the request was commercial real estate related at all?

Joseph Evans - State Bank Financial - Chairman & CEO
I'm not going to comment on that one way or the other.